División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina (ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380


MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Edif. Torre Country Club, Piso 12 of 12
Urb. El Bosque Caracas.
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Rule 12g3-2 (b) File N° 82-4240

Caracas, 26 February 2010.

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Attention: Special Counsel
Office of International Corporate Finance

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Very truly yours,

Leticia Level G.
Corporate Planning Manager
Fax N° 58-212-901-23-17
Phone : 58-212-901-22-45

3/9


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Letterhead of MANPA]

Caracas, January 29, 2010.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION - CNV

Present.-

Attn. National Securities Registry

In compliance with the regulations in effect, attached hereto we are sending three (3) counterparts of the following documents of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

1. Interim Consolidated Financial Statements at December 31, 2009 and 2008 based on the International Financial Reporting Standards (IFRS).
2. Consolidated Income Statement for the twelve-month period ended at December 31, 2009 and 2008.
3. Interim Consolidated Statements of Equity Accounts Movements at December 31, 2009 based on the International Financial Reporting Standards (IFRS).
4. Interim Consolidated Statements of Equity Accounts Movements ended at December 31, 2008 based on the International Financial Reporting Standards (IFRS).




INTERPRETE
PUBLICO

5. Interim Consolidated Cash Flow Statements for the period from January the 1st and December the 31st, 2009 and 2008 based on the International Financial Reporting Standards (IFRS).

6. Consolidated Income Statement for the three-month periods ended at December 31, 2009 and 2008.

7. Notes to the consolidated financial statements for the three-month period ended

Having no further matter to discuss,

Sincerely,

LETICIA LEVEL (signed) Illegible.
Corporate Planning Manager.
llevel@manpa.com.ve
Phone 0212 901 22 45 Fax 0212 901 23 17--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

GENERAL CONSOLIDATED BALANCE SHEETS CONDENSED AT DECEMBER 31, 2009 AND 2008

NON-AUDITED PRELIMINARY

(Stated in bolivars)

	2009	2008
ASSETS		
NON CURRENT ASSETS:		
Property, plant and equipment – Net	382,595,837	391,188,523
Intangible assets	1,328,500	-
Participation in associations and joint business	3,459,354	3,459,354
Total non-current assets	387,383,691	394,647,877
CURRENT ASSETS:		
Expenses paid in advance	2,047,525	1,064,387
Inventories	140,189,974	109,527,104
Advances to suppliers	11,034,984	2,658,080
Bills and accounts receivable - net	218,144,117	158,516,037
Investments available for sale	145,251	117,071




INTERPRETE
PUBLICO

Cash and cash equivalent	37,981,277	42,326,103
Total current assets	409,543,128	314,208,782
TOTAL	796,926,819	708,856,659
SHAREHOLDER'S EQUITY AND LIABILITIES		
SHAREHOLDER'S EQUITY:		
Capital stock	69,633,596	69,633,596
Premium on share issue	13,405	13,405
Accumulated result from translation of affiliate and joint business abroad	206,308	206,308
Retained earnings:		
Legal reserve	6,963,360	6,963,360
Updated net balance of retaining earnings for the sole use of payment of dividends of Company shares or of its subsidiaries	119,593,551	119,593,551
Undistributed	175,576,813	220,669,329
Non realization of results in investments	110,848	82,793
Total shareholders' equity	372,097,881	417,162,342
NON CURRENT LIABILITIES:		
Provision for severance benefits, net of long-term advances	18,021,057	11,572,895
Unsecured bonds	17,580,000	37,410,000
Deferred income tax	19,248,459	30,992,261
Total non current liabilities	54,849,516	79,975,156
CURRENT LIABILITIES:		
Provision for severance benefits, net of short-term advances	20,321,617	13,050,285
Commercial papers	-	13,084,438
Unsecured bonds	18,680,000	9,340,000
Short-term loans	143,739,076	34,377,456
Dividends payable	2,749,788	2,018,672




INTERPRETE
PUBLICO

Income tax payable	36,826,149	33,662,266
Accounts payable	147,662,792	106,186,044
Total current liabilities	369,979,422	211,719,161
Total liabilities	424,828,938	291,694,317
TOTAL	796,926,819	708,856,659

Juan Antonio Lovera (signed) Illegible

Corporate Finance Vice-President

María Alejandra Maguhn (signed) Illegible

Corporate Comptroller --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

CONSOLIDATED INCOME STATEMENT OF CONDENSED RESULTS

FOR THE YEARS ENDED AT DECEMBER 31, 2009 AND 2008
NON-AUDITED PRELIMINARY

(Stated in bolivars)

	2009	2008
Income from sales	1,081,152,054	856,634,558
Sale costs	744,700,096	562,109,694
Gross income	336,451,958	294,524,864
Cost and expenses:		
Sales expenses	51,690,310	44,529,699
Overheads and administrative expenses	51,785,257	33,358,924
	(226,074)	(427,943)
Operating income	233,202,465	215,064,184
Participation in results from joint business	-	(1,310,004)
Financial costs	(26,474,199)	(21,127,299)
Financial income	1,069,710	935,726
Exchange differences – net	(477,725)	(84,467)
Other income (expense):		
ADR Commissions	(2,155,092)	(1,139,502)
Tax on financial transactions	-	(6,035,704)




REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO
5

Others – net	5,816,669	9,242,565
	(22,220,637)	(19,518,685)
Income before taxes	210,981,828	195,545,499
Income tax	(49,605,339)	(38,875,052)
Net income	161,376,489	156,670,447
Net income per share:		
Basic	0.70	0.68
Diluted	0.70	0.68

Juan Antonio Lovera (signed) Illegible

Corporate Finance Vice-President

María Alejandra Maguhn (signed) Illegible

Corporate Comptroller--

Translator's Note: Next there is the Consolidated Statements of Condensed Movements in Equity Accounts for the year ended at December 31, 2009. Non-audited preliminary (stated in bolivars). There is also the Consolidated Statements of Condensed Movements in Equity Accounts for the year ended at December 31, 2008. Non-audited preliminary (stated in bolivars) ---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CONDENSED CASH FLOWS

FOR THE YEARS ENDED AT DECEMBER 31, 2009 AND 2008

NON-AUDITED PRELIMINARY

(Stated in bolivars)

	2009	2008
OPERATING ACTIVITIES:		
Net earnings	161,376,489	156,670,447
Adjustments to reconcile the net income with the cash provided for by the operating activities:		
Exchange differences – net	477,725	84,467
Participation in results from joint business	-	1,310,004
Tax provision	37,861,537	38,875,052

Result from selling property, plant and equipment	(226,074)	(427,943)
Financial costs	26,474,199	21,127,299
Financial income	(1,069,710)	(935,726)
Depreciation	17,513,995	17,937,368
Operating cash flows before movements of working capital	242,408,161	234,640,968
Changes in operating asses and liabilities :		
Reduction (increase) in:		
Bills and accounts receivable	(59,628,080)	(38,325,150)
Advances to suppliers	(8,376,904)	(857,054)
Inventories	(30,662,870)	(28,549,810)
Expenses paid in advance	(983,138)	(247,971)
Increase (reduction)in:		
Accounts payable	40,999,023	(114,039)
Provision for severance benefits, net of payments	13,719,494	9,492,086
Cash provided for operating activities	197,475,686	176,039,030
Paid interests	(26,474,199)	(20,011,875)
Collected interests	(46,441,456)	(17,684,175)
Net cash provided for operating activities	125,629,741	139,278,706
INVESTMENT ACTIVITIES:		
Reduction in investments available for sale	(28,180)	766,441
Results from non-realized investments	28,055	-
Acquisitions of intangible assets	(1,328,500)	-
Sales from property, plant and equipment	226,074	796,667
Acquisition of property, plant and equipment	(8,921,309)	(11,537,610)
Net cash provided for (used in) investment activities	(10,023,860)	(9,974,502)
FINANCING ACTIVITIES:		
Increase (reduction) in short-term loans	109,361,620	19,121,938
Cost of commercial papers issuing	6,000,000	35,084,438
Amortization of commercial papers	(19,084,438)	(32,925,263)




REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO
7

Amount of issue of long-term unsecured bonds	-	12,550,000
Repayment of unsecured bonds	(10,490,000)	-
Cash dividends	(205,737,889)	(131,971,117)
Net cash provided (used) for financing activities		
NET INCREASE IN CASH AND CASH EQUIVALENTS	(4,344,826)	31,164,200
CASH AND CASH EQUIVALENT AT THE BEGINNING OF YEAR	42,326,103	11,161,903
CASH AND CASH EQUIVALENTS AT THE END OF YEAR	37,981,277	42,326,103

Juan Antonio Lovera (signed) Illegible

Corporate Finance Vice-President

María Alejandra Maguhn (signed) Illegible

Corporate Comptroller---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

CONSOLIDATED INCOME STATEMENT OF CONDENSED RESULTS

FOR THE THREE-MONTH PERIOD ENDED AT DECEMBER 31, 2009 AND 2008

BASED ON THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS).

NON-AUDITED PRELIMINARY

(Stated in bolivars)

	2009	2008
Income from sales	287,904,409	218,338,778
Sale costs	209,371,928	150,051,227
Gross income	78,532,481	62,287,551
Cost and expenses:		
Sales expenses	15,859,069	11,800,530
Overheads and administrative expenses	15,482,901	11,276,333
Income from selling assets	-	(100,000)
	31,341,970	22,976,863
Operating income	47,190,511	45,310,688




INTERPRETE
PUBLICO

Participation in results from joint business	-	2,356,291
Financial costs	(8,098,848)	(6,980,585)
Financial income	270,710	427,505
Exchange differences – net	2,252	(1,063)
Loss in swap operations with securities	-	13,295,469
Income (loss) from selling bonds	-	2,113,500
Other income (expense):		
Provision for account receivable	-	1,067,423
Income from insurance claims	(2,697,502)	-
ADR Commissions	(678,066)	(841,813)
Tax on financial transactions	-	(100,600)
Others – net	5,968,911	9,335,712
	(5,232,543)	20,671,839
Income before taxes	41,957,968	65,982,527
Income tax	11,380,114	15,689,467
Net income	30,577,855	50,293,060
Net income per share:		
Basic	0.13	0.22
Diluted	0.13	0.22

Juan Antonio Lovera (signed) Illegible

Corporate Finance Vice-President

María Alejandra Maguhn (signed) Illegible

Corporate Comptroller---

Translator's Note: At the upper right margin of each page originally written in Spanish there is a wet seal that reads as follows: "National Securities and Exchange

Commission. 2010 January 29 A 9:18 FILE RECEIVED." -----------------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, February the 16th, 2010.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
CONSOLIDADTED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS CONDNESED FOR THE YEAR ENDED AT DECEMBER 31, 2009
NON-AUDITED PRELIMINARY (Stated in strong bolivars)

				Retained Earnings				
	Capital Stock	Premium on share issue	Accrued results from translation of subsidiary and joint business	Legal Reserve	Updated Net Balance of Retained Earnings for the sole use of payment of share dividends of the Company and subsidiaries	Undistributed	Non-realization of results from investments	Total Equity
BALANCES AT DECEMBER 31, 2008	69,633,596	13,405	206,308	6,963,360	119,593,551	220,669,329	82,793	417,162,342
Net income for the year	-	-	-	-	-	161,376,489	-	161,376,489
Total earnings acknowledged for the year	-	-	-	-	-	161,376,489	-	161,376,489
Result realized from investments available for sale	-	-	-	-	-	-	-	-
Decreed dividends	-	-	-	-	-	(206,469,005)	28,055	(206,440,950)
BALANCES AT DECEMBER 31, 2009	69,633,596	13,405	206,308	6,963,360	119,593,551	175,576,813	110,848	372,097,881

Maria Alejandra Maguhn (signed) Illegible
Corporate Comptroller

Juan Antonio Lovera (signed) Illegible
Finance Corporate Vice-President


INTERPRETE
PUBLICO

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
CONSOLIDADTED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS CONDNESED FOR THE YEAR ENDED AT DECEMBER 31, 2008
NON-AUDITED PRELIMINARY (Stated in strong bolivars)

				Retained Earnings				
	Capital Stock	Premium on share issue	Accrued results from translation of subsidiary and joint business	Legal Reserve	Updated Net Balance of Retained Earnings for the sole use of payment of share dividends of the Company and subsidiaries	Undistributed	Non-realization of results from investments	Total Equity
BALANCES AT DECEMBER 31, 2008	69,633,596	13,405	206,308	6,963,360	119,593,551	155,762,882	(672,675)	351,500,427
Net income for the year	-	-	-	-	-	156,670,447	-	156,670,447
Total earnings acknowledged for the year	-	-	-	-	-	156,670,447	-	156,670,447
Result realized from investments available for sale	-	-	-	-	-	-	755,468	755,468
Decreed dividends	-	-	-	-	-	(91,764,000)	-	(91,764,000)
BALANCES AT DECEMBER 31, 2009	69,633,596	13,405	206,308	6,963,360	119,593,551	220,669,329	82,793	417,162,342

Maria Alejandra Maguhn (signed) Illegible
Corporate Comptroller

Juan Antonio Lovera (signed) Illegible
Finance Corporate Vice-President


INTERPRETE
PUBLICO

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380



Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Edif. Torre Country Club, Piso 12 of 12
Urb. El Bosque Caracas.
RIF: J-00023530-9
NIT: 0007464878
Teléfonos: (0212) 9012311
www.manpa.com.ve

2010 ENE 29 A 9:18

ARCHIVO RECIBIDO Matilde



Caracas, 29 de enero de 2010.

Señores:
COMISIÓN NACIONAL DE VALORES - CNV
Presente.-

Atn. Registro Nacional de Valores

Cumpliendo con la normativa vigente, anexo le estamos enviando tres (3) ejemplares de los siguientes documentos de Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

1. Balance General Consolidado Interino al 31 de diciembre de 2009 y 2008, con base a Normas Internacionales de Información Financiera (NIIF).
2. Estado Consolidado de Resultados por los períodos de doce meses terminados al 31 de diciembre de 2009 y 2008.
3. Estados Consolidados de Movimientos en las Cuentas de Patrimonio Interino al 31 de diciembre de 2009, con base a Normas Internacionales de Información Financiera (NIIF).
4. Estados Consolidados de Movimientos en las Cuentas de Patrimonio Interino al 31 de diciembre de 2008, con base a Normas Internacionales de Información Financiera (NIIF).
5. Estados Consolidados de Flujos de Efectivo Interinos para el período comprendido entre el 01 de enero y el 31 de diciembre de 2009 y 2008, con base a Normas Internacionales de Información Financiera (NIIF).
6. Estado Consolidado de Resultados por los períodos de tres meses terminados al 31 de diciembre de 2009 y 2008.

Sin más a que referirme, queda de usted,

Atentamente,

LETICIA LEVEL
GTE. PLANIFICACIÓN CORP.
llevel@manpa.com.ve
Teléfono: 0212 901 22 45, Fax: 0212 901 2317

Horario de 8 a 1pm hasta nuevo aviso

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS CONDENSADOS
AL 31 DE DICIEMBRE DE 2009 Y 2008
PRELIMINAR NO AUDITADO
(Expresados en bolívares)

	2009	2008
ACTIVO		
ACTIVO NO CORRIENTE:		
Propiedades, planta y equipo - neto	382.595.837	391.188.523
Activos Intangibles	1.328.500	-
Participaciones en asociadas y negocios conjuntos	3.459.354	3.459.354
Total activo no corriente	387.383.691	394.647.877
ACTIVO CORRIENTE:		
Gastos pagados por anticipado	2.047.525	1.064.387
Inventarios	140.189.974	109.527.104
Anticipos a proveedores	11.034.984	2.658.080
Efectos y cuentas por cobrar - neto	218.144.117	158.516.037
Inversiones disponibles para la venta	145.251	117.071
Efectivo y equivalentes de efectivo	37.981.277	42.326.103
Total activo corriente	409.543.128	314.208.782
TOTAL	796.926.819	708.856.659
PATRIMONIO Y PASIVO		
PATRIMONIO:		
Capital social	69.633.596	69.633.596
Prima en emisión de acciones	13.405	13.405
Resultado acumulado por traducción de filial y negocios conjuntos en el exterior	206.308	206.308
Utilidades retenidas:		
Reserva legal	6.963.360	6.963.360
Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias	119.593.551	119.593.551
No distribuidas	175.576.813	220.669.329
Resultado no realizado en inversiones	110.848	82.793
Total patrimonio	372.097.881	417.162.342
PASIVO NO CORRIENTE:		
Apartado para prestaciones de antigüedad, neto de anticipos a largo plazo	18.021.057	11.572.895
Bonos quirografarios	17.580.000	37.410.000
Impuesto sobre la renta diferido	19.248.459	30.992.261
Total pasivo no corriente	54.849.516	79.975.156
PASIVO CORRIENTE:		
Apartado para prestaciones de antigüedad, neto de anticipos a corto plazo	20.321.617	13.050.285
Papeles comerciales	-	13.084.438
Bonos quirografarios	18.680.000	9.340.000
Préstamos a corto plazo	143.739.076	34.377.456
Dividendos por pagar	2.749.788	2.018.672
Impuesto sobre la renta por pagar	36.826.149	33.662.266
Cuentas por pagar	147.662.792	106.186.044
Total pasivo corriente	369.979.422	211.719.161
Total pasivo	424.828.938	291.694.317
TOTAL	796.926.819	708.856.659

Maria Alejandra Maguhn
Contralor Corporativo

Juan Antonio Lovera
V.P. Corporativo de Finanzas

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS CONDENSADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2009 Y 2008
PELIMINAR NO AUDITADO
(Expresados en bolívares)

	2009	2008
Ingresos por ventas	1.081.152.054	856.634.558
Costo de ventas	744.700.096	562.109.694
Utilidad bruta	336.451.958	294.524.864
Costos y gastos:		
Gastos de ventas	51.690.310	44.529.699
Gastos generales y administrativos	51.785.257	35.358.924
Utilidad en venta de activos	(226.074)	(427.943)
	103.249.493	79.460.680
Utilidad en operaciones	233.202.465	215.064.184
Participación en resultados de negocios conjuntos	-	(1.310.004)
Costos financieros	(26.474.199)	(21.127.299)
Ingresos financieros	1.069.710	935.726
Diferencias en cambio - neto	(477.725)	(84.467)
Otros ingresos (egresos):		
Comisiones ADR	(2.155.092)	(1.139.502)
Impuesto a las transacciones financieras	-	(6.035.704)
Otros - neto	5.816.669	9.242.565
	(22.220.637)	(19.518.685)
Utilidad antes de impuestos	210.981.828	195.545.499
Impuesto sobre la renta	(49.605.339)	(38.875.052)
Utilidad neta	161.376.489	156.670.447
Utilidad neta por acción:		
Básica	0,70	0,68
Diluida	0,70	0,68

Maria Alejandra Maguhn
Contralor Corporativo

Juan Antonio Lovera
V.P. Corporativo de Finanzas

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADO DE MOVIMIENTO CONSOLIDADO EN LAS CUENTAS DE PATRIMONIO CONDENSADO
POR EL AÑO TERMINADO EL 31 DE DICIEMBRE DE 2009
PRELIMINAR NO AUDITADO
(Expresados en bolívares)

				Utilidades retenidas				
	Capital social	Prima en emisión de acciones	Resultado acumulado por traducción de filial y negocios conjuntos	Reserva legal	Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía y sus subsidiarias	No distribuidas	Resultado no realizado en inversiones	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2008	69.633.596	13.405	206.308	6.963.360	119.593.551	220.669.329	82.793	417.162.342
Utilidad neta del período	-	-	-	-	-	161.376.489	-	161.376.489
Total utilidades reconocidas en el período	-	-	-	-	-	161.376.489	-	161.376.489
Resultado realizado de inversiones disponibles para la venta	-	-	-	-	-	-	-	-
Dividendos decretados	-	-	-	-	-	(206.469.005)	28.055	(206.440.950)
SALDOS AL 31 DE DICIEMBRE DE 2009	69.633.596	13.405	206.308	6.963.360	119.593.551	175.576.813	110.848	372.097.881

Maria Alejandra Maguhn
Contralor Corporativo

Juan Antonio Lovera
V.P. Corporativo de Finanzas

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADO DE MOVIMIENTO CONSOLIDADO EN LAS CUENTAS DE PATRIMONIO CONDENSADO
POR EL AÑO TERMINADO EL 31 DE DICIEMBRE DE 2008
PRELIMINAR NO AUDITADO
(Expresados en bolívares)

				Utilidades retenidas				
	Capital social	Prima en emisión de acciones	Resultado acumulado por traducción de filial y negocios conjuntos	Reserva legal	Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía y sus subsidiarias	No distribuidas	Resultado no realizado en inversiones	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2007	69.633.596	13.405	206.308	6.963.360	119.593.551	155.762.882	(672.675)	351.500.427
Utilidad neta del período	-	-	-	-	-	156.670.447	-	156.670.447
Total utilidades reconocidas en el período	-	-	-	-	-	156.670.447	-	156.670.447
Resultado realizado de inversiones disponibles para la venta	-	-	-	-	-	-	755.468	755.468
Dividendos decretados	-	-	-	-	-	(91.764.000)	-	(91.764.000)
SALDOS AL 31 DE DICIEMBRE DE 2008	69.633.596	13.405	206.308	6.963.360	119.593.551	220.669.329	82.793	417.162.342

Maria Alejandra Maguhn
Contralor Corporativo

Juan Antonio Lovera
V.P. Corporativo de Finanzas

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO CONDENSADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2009 Y 2008
PRELIMINAR NO AUDITADO
(Expresados en bolívares)

	2.009	2008
ACTIVIDADES OPERACIONALES:		
Utilidad neta	161.376.489	156.670.447
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:		
Diferencias en cambio - neto	477.725	84.467
Participación en resultados de negocios conjuntos	-	1.310.004
Provisión para impuestos	37.861.537	38.875.052
Resultado en venta de propiedades, planta y equipo	(226.074)	(427.943)
Costos financieros	26.474.199	21.127.299
Ingresos financieros	(1.069.710)	(935.726)
Depreciación	17.513.995	17.937.368
Flujos de efectivo operativos antes de los movimientos de capital de trabajo	242.408.161	234.640.968
Cambios en activos y pasivos operacionales:		
Disminución (aumento) en:		
Efectos y cuentas por cobrar	(59.628.080)	(38.325.150)
Anticipos a proveedores	(8.376.904)	(857.054)
Inventarios	(30.662.870)	(28.549.810)
Gastos pagados por anticipado	(983.138)	(247.971)
Aumento (disminución) en:		
Cuentas por pagar	40.999.023	(114.039)
Apartado para prestaciones por antigüedad, neto de pagos	13.719.494	9.492.086
Efectivo provisto por las actividades operacionales	197.475.686	176.039.030
Intereses pagados	(26.474.199)	(20.011.875)
Intereses cobrados	1.069.710	935.726
Impuestos pagados	(46.441.456)	(17.684.175)
Efectivo neto provisto por las actividades operacionales	125.629.741	139.278.706
ACTIVIDADES DE INVERSIÓN:		
Disminución en inversiones disponibles para la venta	(28.180)	766.441
Resultados no realizado en inversiones	28.055	-
Adquisicion de activos intangibles	(1.328.500)	-
Ventas de propiedades, planta y equipo	226.074	796.667
Adquisición de propiedades, planta y equipo	(8.921.309)	(11.537.610)
Efectivo neto usado en las actividades de inversión	(10.023.860)	(9.974.502)
ACTIVIDADES DE FINANCIAMIENTO:		
Aumento (disminución) en préstamos a corto plazo	109.361.620	19.121.938
Importe de la emisión de papeles comerciales	6.000.000	35.084.438
Amortización de papeles comerciales	(19.084.438)	(32.925.263)
Importe de la emisión de bonos quirografarios a largo plazo	-	12.550.000
Amortización de bonos quirografarios	(10.490.000)	-
Dividendos en efectivo	(205.737.889)	(131.971.117)
Efectivo neto usado por las actividades de financiamiento	(119.950.707)	(98.140.004)
AUMENTO NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	(4.344.826)	31.164.200
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO DEL AÑO	42.326.103	11.161.903
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL AÑO	37.981.277	42.326.103

Maria Alejandra Maguhn
Contralor Corporativo

Juan Antonio Lovera
V.P. Corporativo de Finanzas

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS CONDENSADOS
POR LOS PERIODOS DE TRES MESES TERMINADOS EL 31 DE DICIEMBRE DE 2009 Y 2008
CON BASE A NORMAS INTERNACIONALES DE INFORMACION FINANCIERA (NIIF)
PRELIMINAR NO AUDITADO
(Expresados en bolívares)

	2009	2008
Ingresos por ventas	287.904.409	218.338.778
Costo de ventas	209.371.928	150.051.227
Utilidad bruta	78.532.481	68.287.551
Costos y gastos:		
Gastos de ventas	15.859.069	11.800.530
Gastos generales y administrativos	15.482.901	11.276.333
Utilidad en venta de activos	-	(100.000)
	31.341.970	22.976.863
Utilidad en operaciones	47.190.511	45.310.688
Participación en resultados de negocios conjuntos	-	2.356.291
Costos financieros	(8.098.848)	(6.980.585)
Ingresos financieros	270.710	427.505
Diferencias en cambio - neto	2.252	(1.063)
Pérdida en operaciones de permuta con títulos valores	-	13.295.469
Ganancias o (pérdida) en venta de Bonos	-	2.113.500
Otros ingresos (egresos):		
Provisión para cuentas por cobrar	-	1.067.423
Ingresos reclamos al seguro	(2.697.502)	-
Comisiones ADR	(678.066)	(841.813)
Impuesto a las transacciones financieras	-	(100.600)
Otros - neto	5.968.911	9.335.712
	(5.232.543)	20.671.839
Utilidad antes de impuestos	41.957.968	65.982.527
Impuesto sobre la renta	11.380.114	15.689.467
Utilidad neta	30.577.855	50.293.060
Utilidad neta por acción:		
Básica	0,13	0,22
Diluida	0,13	0,22

Maria Alejandra Maguhn
Contralor Corporativo

Juan Antonio Lovera
V.P. Corporativo de Finanzas